EXHIBIT 99.1




                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)         Investors:  (Europe)           Media:
Jack Howarth               Emer Reynolds                  Sunny Uberoi
Ph:  212-407-5740          Ph:      353-1-709-4000        Ph:  212-994-8206
     800-252-3526                   00800-28352600              800-252-3526



                ELAN ANNOUNCES WEBCAST OF CONFERENCE CALL ON ITS
   INTENTION TO FILE FOR EXTENSION OF TIME TO FILE ANNUAL REPORT ON FORM 20-F

DUBLIN, IRELAND, June 26, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") will host a conference call today, June 26, 2003 at 9:00 a.m. Eastern Standard Time (EST), 2:00 p.m. Greenwich Mean Time (GMT) with the investment community to discuss its announcement that it intends to file for extension of time to file its 2002 Annual Report on Form 20-F.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon. The event will be archived and available for replay for 24 hours from 10:00 a.m. EST, 3:00 p.m. GMT. The replay telephone number is 800-633-8284 or 402-977-9140, reservation number 21153812.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.